FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of June 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         Notice to Shareholders dated June 15, 2001 -- Information based on informal translation of notice published in the Bulletin Des Annonces Legales Obligatoires.

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                             STMICROELECTRONICS N.V.

                        ENGLISH TRANSLATION OF THE NOTICE
                          PUBLISHED IN THE BULLETIN DES
                        ANNONCES LEGALES OBLIGATORIES ON
                                 JUNE 15, 2001.


NOTICE TO SHAREHOLDERS

Share offering reserved for employees of STMicroelectronics:

Number of shares offered-- 580,817 shares at a par value of Euro 1.04 each.

The subscription price will be Euro 36.81, which is an amount equal to 85% of the lesser of the two following amounts (i) the closing share price of STMicroelectronics N.V. on the New York Stock Exchange (NYSE) on the first day of the subscription period, May 9, 2001; (ii) the closing share price of STMicroelectronics N.V. on the New York Stock Exchange (NYSE) on the last day of the subscription period, May 21, 2001, taking into consideration that the share price of STMicroelectronics is expressed on the NYSE in US Dollars and will be converted to Euros on the basis of the exchange rate between the two currencies on the last day of the subscription period, May 21, 2001.

A final prospectus composed of a document de reference registered with the Commission des operations de Bourse on October 24, 2000 under number R 00-525; a preliminary offering which received from the Commission des Operations de Bourse the visa number 01-483 on May 2, 2001; and a final offering which received from the Commission des Operations de Bourse the visa number 01-779 on June 12, 2001, is available to the public.

The Commission des Operations de Bourse calls the attention of the public to the fact that:

--STMicroelectronics N.V. is a company registered in the Netherlands, listed in New York, Paris, and Milan. Having taken into account these specificities, the applicable securities laws as to material public information and investor protection as well as the obligations taken up by the company vis-a-vis the stock authorities and market authorities are described in the document de reference registered by the Commission des Operations de Bourse on October 24, 2000 under number R. 00-525.

--The employee savings plan implemented by STMicroelectronics N.V. expects that employees must, in compensation for the reduction of 15%, hold on to their subscription or acquired shares for a period of 180 days. All employees who give up their subscription or acquired shares before the holding date expires will not be eligible to participate in the two subsequent phases of the subscription or acquisition forecasted for the employee savings plan put in place by STMicroelectronics N.V.

The purpose of this notice is to issue and list on the Premier Marche of the Paris Bourse new shares each having a nominal value of Euro 1.04, described above.

                            STMicroelectronics N.V.;
                                Pasquale Pistorio
                            sole executive director,

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   whose choice of residence is at the Company's administrative headquarters,
 Technoparc du Pays de Gex, BP 112, 165, rue Edouard Branly, 01637 Saint-Genis
                              Pouilly Cedex, France



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2001                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer